ITEM 1


                                                            ICICI Bank Limited
                                                            ICICI Towers
                                                            Bandra Kurla Complex
[LOGO] ICICI BANK                                           Mumbai 400 051


Press Release                                          Mumbai, October 17, 2001


             Board Meeting for consideration of Quarterly Accounts
             -----------------------------------------------------


           The Board of Directors of ICICI Bank Limited (NYSE Code: IBN) is scheduled to meet on Thursday, October 25, 2001 to, amongst other things, consider and take on record the accounts for the second quarter ended on September 30, 2001.

           The quarterly results will be available on the Bank's web-site at http://www.icicibank.com after approval of the quarterly results by the Board on October 25, 2001.


           For investors' queries, contact:

                      Shri Bhashyam Seshan
                      Phone:   (91)-22-653 8420 or 653 7460
                      e-mail:  bhashyams@icicibank.com

          ----------------------------------------------------------------------
          Except for the historical information contained in this Press
          Release, statements in this Press Release which contain words or phrases such as "will" and similar expressions or variations of such expressions may constitute "forward looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include exposure to market risks as well as other risks detailed in the report filed by ICICI Bank
          Limited with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events of circumstances after the date thereof.